14047690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 26 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealthstone Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Horizons Drive
(No. and Street)

Columbus	OH	43220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Sheffield — 614-267-2600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ Partners LLC
(Name – *if individual, state last, first, middle name*)

230 West Street, Suite 700	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Douglas Sheffield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealthstone Equities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Douglas M. Sheffield
Signature

President
Title

JULIE A. MERCER
Notary Public, State of Ohio
My Commission Expires 11-03-2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
with Supplemental Information

WealthStone Equities, Inc.

December 31, 2013 and 2012

GBQ

CONTENTS

230 West Street
Suite 700
Columbus, OH 43215

tel 614 221 1120
fax 614.227.6999

www.gbq.com

GBQ Partners

To the Board of Directors
WealthStone Equities, Inc.
Columbus, Ohio

Independent Auditor's Report

We have audited the accompanying financial statements of WealthStone Equities, Inc., which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations and changes in shareholders' equity and cash flows for the years then ended, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WealthStone Equities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GBQ Partners LLC

Columbus, Ohio
February 20, 2014

WEALTHSTONE EQUITIES, INC.
Statements of Financial Condition
December 31, 2013 and 2012

	2013	2012
ASSETS		
Cash and Cash Equivalents	$ 27,908	$ 29,511
Commissions Receivable	1,891	13,040
Prepaid Expenses	9,433	7,876
Marketable Securities Owned, at fair value	-	50,760
TOTAL ASSETS	$ 39,232	$ 101,187
LIABILITIES AND SHAREHOLDERS' EQUITY		
Payable - due to Wealthstone, Inc.	$ 250	$ -
Common Stock No par value 750 shares authorized 200 shares issued and outstanding	500	500
Additional Paid-in Capital	27,000	27,000
Retained Earnings	11,482	73,687
Shareholders' Equity	38,982	101,187
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 39,232	$ 101,187

The accompanying notes are an integral part of the financial statements.

WEALTHSTONE EQUITIES, INC.
Statements of Operations and Changes in Shareholders' Equity
For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenues		
Commissions - insurance	$ 18,077	$ 59,697
Commissions - securities	7,255	65,174
Commissions - syndication fees	-	46,500
Commissions - brokerage business transaction	-	310,000
Interest and dividend income	539	805
Unrealized (loss) gain - marketable securities	(24,760)	960
Realized gain - marketable securities	39,170	-
Other income	780	-
Total revenues	41,061	483,136
Expenses		
Administrative fees	75,050	318,000
Professional fees	9,907	9,127
Regulatory fees	5,784	5,532
SIPC fees	786	-
Insurance	10,320	3,483
Other expense	1,419	1,703
Total expenses	103,266	337,845
Net (Loss) Income	(62,205)	145,291
Shareholders' Equity - Beginning of the Year	101,187	90,896
Less: Distributions to Shareholders	-	(135,000)
Shareholders' Equity - End of the Year	$ 38,982	$ 101,187

The accompanying notes are an integral part of the financial statements.

WEALTHSTONE EQUITIES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash Flows from Operating Activities:		
Net (loss) income	$(62,205)	$ 145,291
Adjustments to reconcile net (loss) income to net cash and cash equivalents (used in) provided by operating activities:		
Realized gain on marketable securities	(39,170)	-
Unrealized loss (gain) on marketable securities	24,760	(960)
Decrease (increase) in operating activities:		
Commissions receivable	11,149	291
Prepaid expenses	(1,557)	(7,876)
Payable - due to Wealthstone, Inc.	250	-
Total adjustments	(4,568)	(8,545)
Net cash and cash equivalents (used in) provided by operating activities	(66,773)	136,746
Cash Flows from Investing Activities:		
Purchase of marketable securities	-	(780)
Proceeds from sale of marketable securities	65,170	-
Net cash and cash equivalents provided by (used in) investing activities	65,170	(780)
Cash Flows from Financing Activities:		
Distributions to Shareholders	-	(135,000)
Net change in cash and cash equivalents	(1,603)	966
Cash and Cash Equivalents - Beginning of Year	29,511	28,545
Cash and Cash Equivalents - End of Year	$ 27,908	$ 29,511

The accompanying notes are an integral part of the financial statements.

Organization

WealthStone Equities, Inc. (the Company) is an affiliate of WealthStone, Inc. (WSI) and is incorporated in the State of Ohio. The source of almost all of the Company's revenue is from relationships WSI has with its clients.

The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is registered to do business in the State of Ohio, seven other states and the District of Columbia. The Company engages in private placements, which are not marketable securities, and the sale of annuities and life insurance.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the contingent private offerings it places at the time the contingency is met. Revenue recorded is based on mutually agreed-upon financing fees within private placement memorandums of the syndications.

Commission income, commission expense and related clearing expenses are recorded on a settlement date basis as transactions occur, which approximates trade date.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with the invoice dates over 30 days old.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of amounts that are not believed to be collectible. In the opinion of management, at December 31, 2013 and 2012, all receivables were considered collectible and no allowance was necessary.

Marketable Securities Owned

As of December 31, 2012, marketable securities were classified as trading. Marketable securities were carried at quoted market values with unrealized gains and losses reported in operations in the year in which they occurred. The marketable securities were sold in 2013.

Summary of Significant Accounting Policies (continued)

Income Taxes

The shareholders of the Company have consented to be taxed as a subchapter S corporation. As such, federal and state taxes will be taxed at the shareholder level. The Company remains subject to local income taxes.

The Company accounts for uncertainty in income taxes in its financial statements as required by GAAP. GAAP prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. Income tax returns prior to fiscal year 2010 are closed. No accrual has been recorded as management believes there are no uncertain tax positions of the Company.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair Value Measurements

GAAP provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.

Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

Level 2 (continued)

- Inputs other than quoted prices that is observable for the asset or liability.
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Generally, the Company utilizes quoted market prices and other relevant information generated by market transactions to measure fair value when available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, demand deposits and highly liquid investments with original maturities of three months or less.

Reclassification

Certain amounts in the 2012 financial statements have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents in two accounts with two financial institutions which, at times, may exceed federally insured limits.

Fair Value Measurements

Marketable securities consisted of the following:

	December 31, 2013		December 31, 2012	
	Cost	Fair Value	Cost	Fair Value
Common Stock – NASDAQ OMX Group, Inc.	$ -	$ -	$ 26,000	$ 50,760

The marketable securities were valued at quoted market prices for the number of shares held by the Company at year-end. There have been no changes in the methodologies used at December 31, 2013 and 2012. The marketable securities were sold during 2013.

All marketable securities were considered to have Level 1 inputs within the fair value hierarchy.

Liabilities Subordinated to Claims of General Creditors

The Company did not have any liabilities subordinated to claims of general creditors at any time during the periods ended December 31, 2013 and 2012.

Common Stock

The Company has issued Class A and Class B common stock, each measured at stated value. There are 375 shares authorized for each class and 100 shares of each class are issued and outstanding. Class A shares, which are owned by an individual, have voting rights, but no dividend and liquidation rights. Class B shares, which are owned by WSI, have no voting rights, but do have all dividend and liquidation rights.

Revenue Concentrations

During 2013, approximately 49% of total commissions revenue was earned from three customers. At December 31, 2013, two customers accounted for approximately 53% of total accounts receivable.

During 2012, the Company recognized $310,000 in revenue from one customer for its role in facilitating the sale of a business for the customer.

Net Capital Provision of Rule 15c3-1

The Company is subject to the SEC Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2013, the Company had net capital of $27,151, which was $22,151 in excess of its required net capital of $5,000 and aggregate indebtedness of $250. At December 31, 2012, the Company had net capital of $66,439, which was $61,439 in excess of its required net capital of $5,000 and aggregate indebtedness of $0. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 for both December 31, 2013 and 2012. Therefore, the Company was in compliance as of December 31, 2013 and 2012.

Computation and Information on Possession and Control

The Company acts as a broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i); therefore, computations of reserve requirements and information related to possession and control are not applicable.

Related Party Transactions

The Company has an agreement with WSI whereby all management, office rent and utilities are provided by WSI. As such, the Company has no employees but utilizes the resources of WSI. Administrative fees of $75,050 and $318,000 were paid or payable to WSI for the years ended December 31, 2013 and 2012, respectively. At times, the Company advances cash to WSI. As of December 31, 2013 and 2012, there were no outstanding receivables. As of December 31, 2013 the Company owed $250 to WSI.

Subsequent Events

The Company evaluated subsequent events through the date of the Independent Auditor's Report, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com

GBQ
Partners

To the Board of Directors
WealthStone Equities, Inc.
Columbus, Ohio

Independent Auditor's Report on Internal Control

In planning and performing our audits of the financial statements and supplemental information of WealthStone Equities, Inc., as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previous mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GBQ Partners LLC

Columbus, Ohio
February 20, 2014

WEALTHSTONE EQUITIES, INC.
Schedule of Computation and Reconciliation of Net Capital under 15c3-1 of the Securities and Exchange Act of 1934 For the Years Ended December 31, 2013 and 2012

	2013	2012
Total Assets	**$ 39,232**	$ 101,187
Total Liabilities	**250**	-
Calculated net capital	**38,982**	101,187
Less: Non-allowable assets	**(11,324)**	(20,916)
Less: Haircut on securities	**(507)**	(13,832)
Audited net capital	**27,151**	66,439
Unaudited net capital per FOCUS Report	**27,151**	66,439
Difference	$ -	$ -

There were no differences between this computation and that reflected in the FOCUS Report filed for the quarter ended December 31, 2013.

The accompanying notes are an integral part of the financial statements.